Top 10 Holdings

Top Ten Holdings As Of 7/31/2009

Description	Ticker	Percent
Central Gold Trust	GTU	4.28%
Advance Auto Parts, Inc.	AAP	2.97%
Carter's, Inc.	CRI	2.88%
Occidental Petroleum Corp.	OXY	2.82%
Allscripts-Misys Healthcare Solutions, Inc.	MDRX	2.70%
Healthcare Services Group Inc.	HCSG	2.57%
Philip Morris International, Inc.	PM	2.55%
Northwestern Corp.	NWE	2.45%
Newmont Mining Corp.	NEM	2.35%
Alcon Inc.	ACL	2.31%

designed by eJungle

Sector Weightings

as of July 31, 2009


Net Cash*, 10.52%
Aerospace and Defense, 2.94%
Basic Materials, 23.80%
Financial Services and Insurance, 3.41%
Utilities, 3.73%
Industrial Goods, 3.97%
Business Services, 4.03%
Retail, 4.35%
Technology, 5.77%
Healthcare, 16.34%
Consumer Goods and Services, 21.14%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Basic Materials	23.80%
Consumer Goods and Services	21.14%
Healthcare	16.34%
Technology	5.77%
Retail	4.35%
Business Services	4.03%
Industrial Goods	3.97%
Utilities	3.73%
Financial Services and Insurance	3.41%
Aerospace and Defense	2.94%
Net Cash*	10.52%